- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                              --------------------
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                           Century Properties Fund XIV
                            (Name of Subject Company)


                           Century Properties Fund XIV
                        (Name of Person Filing Statement)

                      Unit of Limited Partnership Interest
                         (Title of Class of Securities)

                                     None
                             --------------------
                      (CUSIP Number of Class of Securities)


                                 Martin Lifton
                         NPI Equity Investments II, Inc.
                             100 Jericho Quadrangle
                                   Suite 214
                            Jericho, New York 11753
                                (516) 822-0022

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications
                   on Behalf of the Person(s) filing Statement)


                                    Copy to:

                                David J. Heymann
                               Post & Heymann, LLP
                              100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 681-3636
                              --------------------


- --------------------------------------------------------------------------------



1. Security and Subject Company

  The name of the subject partnership is Century Properties Fund XIV, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. The title of the class of equity securities to which this Statement relates is Units of Limited
Partnership Interest of the Partnership ("Units").

2. Tender Offer of the Bidder

  This Statement relates to the tender offer of DeForest Ventures I L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 7,944 outstanding Units at a purchase price of $128.69 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated June 2, 1995, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated June 2, 1995.

  The address of the executive offices of the Purchaser is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328.

3.  Identity and Background

  (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

  (b) DeForest Capital I Corporation, the general partner of the Purchaser ("DeForest Capital"), is affiliated with NPI Equity Investments II,
Inc., the entity which controls the general partners of the Partnership (together, the "General Partner").

  Certain Relationships. The General Partner owns a 2% interest in the Partnership and thus receives, as a continuing interest in the Partnership, an amount equal to a 2% allocation of the Partnership's profits and losses, and 2% of distributions. The General Partner and its affiliates are also entitled to be reimbursed for certain expenses and to receive fees pursuant to the terms of the Partnership Agreement. For information as to the amounts paid to the General Partner and its affiliates during the las three fiscal years and the three months ended March 31, 1995 see Note 2 to the Financial Statements of the Partnership in the Form 10-K of the Partnership for the fiscal year ended December 31, 1994 and Note 2 to the Financial Statements of the Partnership in the Form 10-Q of the Partnership for the three months ended March 31, 1995.

                                   2

  Tender Offer Loan. As disclosed in the Offer, the Purchaser has obtained a loan in connection with consummation of the Offer. One of several sources of repayment of such loan is the Purchaser's distributable portion of the proceeds of any sales or refinancings of

Partnership properties. Consequently, the General Partner may have a conflict of interest in determining whether and when to sell and/or refinance the Partnership's properties. In addition, because the terms of the loan will require a payment by the Purchaser after a property sale or refinancing by the Partnership (whether or not the proceeds of such sale or refinancing are distributed by the Partnership), a conflict of interest may exist for the General Partner in determining whether and when to cause the Partnership to distribute any of such proceeds.

4.  The Solicitation or Recommendation

  Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer. Unitholders should note, however, that the Partnership has entered into contracts for the sale of two of its properties, which sales are subject to customary closing conditions including title, survey and environmental review. If these sales are consummated on their current terms, the Partnership expects to distribute the net proceeds from such sales of approximately $44 per Unit. In addition, the Partnership would continue to own eight other properties. Unitholders who tender their Units will not be entitled to receive any distributions from the Partnership on account of the property sales or otherwise.

5.  Persons Retained, Employed or to be Compensated

  Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

6.  Certain Negotiations and Transactions by the Subject Company

  (a)  None

  (b)Except for 24,259 Units beneficially owned by the Purchaser and 163 Units beneficially owned by affiliates of the General Partner, none of which will be tendered in the Offer, neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership owns any Units.

7.  Additional Information to be Furnished

  None.

                                   3

8.  Material to be Filed as Exhibits

   The following Exhibits are filed herewith:

   Exhibit (a)(i)   -  Offer to Purchase of the Purchaser dated June 2, 1995


   Exhibit (a)(ii)  -  Cover Letter to Unitholders from the Partnership dated June 2, 1995

   Exhibit (b)      -  None

   Exhibit (c)(i)   -  Note 2 to the financial statements of the Partnership
                       included in the Form 10-K of the Partnership for the fiscal year ended December 31, 1994.

   Exhibit (c)(ii)  -  Note 2 to the financial statements of the Partnership included in the Form 10-Q of the Partnership for the three months ended March 31, 1995.



                              SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       CENTURY PROPERTIES FUND XIV

                       By: FOX CAPITAL MANAGEMENT
                           CORPORATION, its General Partner


Date:  June 2, 1995        By: /s/ Martin Lifton
                               -----------------------------
                               Martin Lifton, Chairman

                                   4